Exhibit 3(ii)

WASHINGTON GAS LIGHT COMPANY

BYLAWS

ARTICLE II. – Board of Directors

SECTION 1. Number, Powers, Term of Office, Quorum, Lead Director. The Board of Directors of the Company shall consist of nine persons. The Board of Directors may exercise all the powers of the Company and do all acts and things which are proper to be done by the Company which are not by law or by these Bylaws directed or required to be exercised or done by the stockholders. The members of the Board of Directors shall be elected at the annual meeting of stockholders and shall hold office until the next succeeding annual meeting, or until their successors shall be elected and shall qualify. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The action of a majority of the directors present at any lawful meeting at which there is a quorum shall, except as otherwise provided by law or by these Bylaws, be the action of the Board. The Board of Directors shall have a Lead Director, who shall be an independent director, not an employee of the Company. The powers and responsibilities of the Lead Director shall be established by the Board of Directors and shall be set forth in the Corporate Governance Guidelines of the Company. The powers and responsibilities of the Lead Director may be modified from time to time in the discretion of the Board of Directors.